HUSSMAN INVESTMENT TRUST
Shareholder Services
HUSSMAN	P.O. Box 46707
FUNDS	Cincinnati, OH 45246-0707

FILED VIA EDGAR

October 28, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hussman Investment Trust
File Nos. 811-09911; 333-35342
Post-Effective Amendment No. 14 on Form N-1A

Ladies and Gentlemen:

On behalf of Hussman Investment Trust (the “Trust”), attached for filing, pursuant to Rule 485(b) under the Securities Act of 1933, is Post-Effective Amendment No. 14 (the “Amendment”) to the Trust’s registration statement on Form N-1A.  The undersigned represents that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the Securities Act of 1933.

The Amendment is being filed to incorporate audited financial statements of the Trust for the fiscal year ended June 30, 2010.  The Amendment also incorporates revisions in response to comments received from Mrs. Patricia Williams of the Commission’s staff with respect to Post-Effective Amendment No. 13, which was filed on August 27, 2010.  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUSES

1.           On the front cover page of each Prospectus, delete the graphic illustrations (i.e., the four boxes for Hussman Strategic Growth Fund (“HSGFX”), the four bars for Hussman Strategic Total Return Fund (“HSTRX”) and the globe for Hussman Strategic International Equity Fund (“HSIEX”)).

RESPONSE:      We have deleted the graphic illustrations, as requested.

2.           In the table of Shareholder Fees in the Risk/Return Summary of each Fund, delete footnote (1) relating to the fee imposed on redemptions and exchanges of shares.  It is permissible to include the holding period required to avoid the fee by parenthetical within the table itself.  In addition, delete footnote (2) relating to the wire transfer fee charged by the Fund’s custodian and include such fee within the table itself.

RESPONSE:       We have deleted footnotes (1) and (2) to the table of Shareholder Fees in the Risk/Return Summary of each Fund.  The wire transfer fee charged by the Fund’s custodian has been included within the table itself.

3.           Consider whether the discussion of each Fund’s principal investment strategies and principal investment risks in the Risk/Return Summary can be further summarized and condensed.

RESPONSE:      The Funds’ investment strategies are generally broader and more sophisticated that most investment companies because of the nature of their invprograms, which include extensive risk management activities. Management has reviewed the Risk/Return Summary for each Fund and believes that the discussions of principal investment strategies and risks are appropriate and cannot be further reduced without impairing the accuracy and readability of such discussions.

4.           Delete the toll-free telephone number from the bottom of each page of the Risk/Return Summary for each Fund.

RESPONSE:       We have deleted the telephone number from the bottom of each page of the Risk/Return Summary for each Fund.

5.           Explain how maintaining a duration of up to 15 years, as stated in the discussion of principal investment strategies in the Risk/Return Summary for HSTRX, is consistent with HSTRX’s goal of protecting capital.

RESPONSE:       The investment objective of HSTRX is long-term total return from income and capital appreciation.  As disclosed in the Prospectus,

The investment manager intends to adjust the duration of the Fund’s portfolio in response to changes in market conditions.  Rather than exposing the Fund to passive interest rate risk at all times, the investment manager attempts to limit the risk of major capital loss by shortening portfolio duration during conditions that have historically been unfavorable for fixed-income investments, and to increase the Fund’s potential for capital gains by lengthening portfolio duration during conditions in which fixed-income securities have historically been rewarding investments.

Thus, when the investment manager has identified market conditions that have historically produced the strongest returns in the fixed-income market, it is appropriate for HSTRX to maintain a portfolio duration of up to 15 years in seeking to achieve its investment objective of long-term total return.  We believe that the Prospectus makes clear that protection of capital will be emphasized only during unfavorable market conditions as identified by the investment manager.

6.           Assess the disclosures regarding swaps, futures, options and other derivative instruments in the discussion of principal investment strategies and principal investment risks in the Risk Return/Summary for HSIEX to confirm that such disclosures are accurate and complete in light of actual operations and that such disclosures are presented in an understandable manner using plain English (see the letter from the Commission’s Division of Investment Management to the Investment Company Institute dated July 30, 2010).

RESPONSE:       Management performs an annual assessment of the disclosures regarding derivatives in Prospectus for each Fund to determine that the discussion of principal investment strategies and principal investment risks in the Risk/Return Summary are accurate and complete in light of actual operations and that such disclosures are presented in plain English.  Management reviewed the most recent filing in light of the Division of Investment Management’s letter to the Investment Company Institute and determined that one revision was appropriate, which was to delete the following sentence in the Risk/Return Summary in the Prospectus of HSIEX: “Short sales of ETFs, and the purchase and sale of options on those shares, are also permissible for hedging purposes; however, the Fund does not intend to use these investment techniques during the coming year.”

7.           In the section describing principal investment risks in the Risk/Return Summary of the Prospectus for HSGFX and HSIEX, add a discussion of the risks of investing in securities of smaller capitalization companies.

RESPONSE:       The following disclosure has been added to the section describing principal investment risks in the Risk/Return Summary of the Prospectus for HSGFX and HSIEX:

The Fund may invest a portion of its assets in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks.  The stocks of these companies often have less liquidity than the stocks of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies.  Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies.

8.           In the section describing principal investment risks in the Risk/Return Summary of each Prospectus, delete the following sentence: “An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

RESPONSE:       We have deleted the relevant sentence.

9.           In the “Management of the Fund” section of each Fund’s Risk/Return Summary, delete the following sentence: “Dr. Hussman has served as the Chairman and President of the Adviser since March 1989 and as President of Hussman Investment Trust since 2000.”

RESPONSE:       We respectively disagree with this comment.  Item 5(b) of Form N-1A requires a Fund to “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.”  We therefore believe the existing disclosure is appropriate.

10.          In the “Tax Information” section of each Fund’s Risk/Return Summary, add disclosure indicating that tax-deferred arrangements may be taxed later upon the withdrawal of monies from such arrangements.

RESPONSE:       We have added the following sentence to the “Tax Information” section of each Fund’s Risk/Return Summary: “If you are investing through a tax-deferred arrangement, you may be taxed later upon withdrawal of monies from such arrangement.”

11.          In Investment Objective, Strategies and Related Risks in the Prospectus for HSTRX, move the following sentence from the “Investment Objective” section to the section discussing investment strategies: “Unlike many fixed-income funds, the Fund seeks to vary its emphasis strategically between capital appreciation and protection of capital depending on market conditions.”

RESPONSE:       We have moved the relevant sentence from the “Investment Objective” section to the section discussing investment strategies.

12.          Revise the first caption in the section Fund Management from “THE INVESTMENT ADVISER” to “THE INVESTMENT ADVISER AND PORTFOLIO MANAGER”.

RESPONSE:       We have revised the relevant caption, as requested.

STATEMENTS OF ADDITIONAL INFORMATION

13.          In Management of the Trust – Leadership Structure and Qualifications of Trustees of each SAI, disclose why the Board’s structure (i.e., no independent Chairman or Lead Independent Trustee) is appropriate.

RESPONSE:       The size of the Board and the size of the fund complex are cited in the existing disclosure as reasons why the Board found that it is not necessary at the present time to appoint and independent Chairman or a Lead Independent Trustee.  We have cited as an additional reason the strong internal controls and strong compliance culture of the Adviser and other service providers to the Trust.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary and Chief Compliance Officer